March 2, 2005

United States Securities and Exchange Commission
Washington, D.C.   20549

Attention:  Mr. Kevin Vaughn, Staff accountant
                  Division of Corporation Finance

Re: Microwave Filter Company, Inc.
       Form 10-K for the fiscal year ended September 30, 2004
                 Filed December 23, 2004
       Form 10-Q for the fiscal quarter ended December 31, 2004
                 Filed February 9, 2005
       File No. 000-10976

 Dear Mr. Vaughn:

Below, please find the proposed language for the Form 10-K/A for the fiscal year ended September 30, 2004 and the proposed language for the Form 10-Q/A for the fiscal quarter ended December 31, 2004 in response to your letter dated February 28, 2005.

Form 10-K/A:

Item 9A. Controls and Procedures

1. Evaluation of disclosure controls and procedures. Based on their evaluation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Annual Report on Form 10-K, the Company's chief executive officer and chief financial officer have concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner.

2. Changes in internal controls. During the period covered by this Annual Report on Form 10-K, there were no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f)) that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Form 10-Q/A:

Item 4. Controls and Procedures

1. Evaluation of disclosure controls and procedures. Based on their evaluation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Quarterly Report on Form 10-Q, the Company's chief executive officer and chief financial officer have concluded that the
Company's disclosure       controls and procedures are designed to ensure that
information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner.

    2. Changes in internal controls. During the period covered by this Quarterly Report on Form 10-Q, there were no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f)) that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

If you have any remaining comments or questions, please let me know. My phone number is (315) 438-4758.

We acknowledge Microwave Filter Company, Inc. is responsible for the adequacy and accuracy of the disclosure in our filings.

We also acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and that Microwave Filter Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your cooperation.


Sincerely,

/s/ Richard Jones
Richard Jones
Chief Financial Officer
Microwave Filter Company, Inc.